

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 7, 2016

Eduardo Bravo Fernandez de Araoz
Chief Executive Officer
TiGenix
Romeinse straat 12, box 2
3001 Leuven
Belgium

> **Re:** **TiGenix**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed May 13, 2016**
> **File No. 333-208693**

Dear Mr. Fernandez de Araoz:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Phase III Clinical Results

1. We refer to your disclosure regarding the secondary endpoints of your clinical trial on the bottom of page 101 and your chart on page 102. You state that the secondary endpoint results were consistent with the benefit observed at the primary endpoint. We note the secondary endpoint chart discloses higher p-values in the ITT and safety population. In this regard, we also note two p-values are in excess of .05, the greatest value ascribed to statistical significance. Please expand your disclosure to discuss the impact of the higher p-values. For example, please discuss whether Cx601 reached its secondary endpoint, were the results statistically significant and how these results were consistent with the primary endpoint.

2. We refer to your revised disclosure on page 102 regarding the favorable safety and tolerability profile of Cx601 in contrast to the systemic immunosuppression of anti-TNF therapy and thiopurines. Please describe briefly the favorable profile of Cx601 compared to the current treatments used in treating fistulizing Crohn's disease. We also note the removal of the disclosure of adverse events and the identification of serious adverse events in your table on page 103. Please revise your prospectus to include a discussion of the serious adverse events, if any, relating to Cx601.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Tara Keating Brooks at (202) 551-8336 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Mary Beth Breslin for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Peter Castellon, Esq., Proskauer Rose LLP